UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao

Chaoyang District, Beijing 100016, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Borqs Technologies Inc. (the “Company”) announces today the postponement of the annual general meeting of shareholders scheduled for August 2, 2021, since legal quorum requirements as set forth in the meeting’s convening notice were not met.

The Company has announced that the postponed annual general meeting of shareholders will convene on August 6, 2021 at 10:00am EST, at the offices of Sichenzia Ross Ference LLP, 1185 Avenue of the Americas, 31/F, New York, NY 10036, USA.

A quorum of one third of the ordinary shares outstanding as of the record date, present in person or by proxy, will be required to conduct the adjourned meeting. The Company believes that it shall satisfy the quorum requirements for this adjourned meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2021	BORQS TECHNOLOGIES, INC.
(registrant)

	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

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